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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CONNECTIVCORP
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                                (Name of Issuer)

                    Common Stock (par value $.001 per share)
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                         (Title of Class of Securities)

                                    784495103
                                 --------------
                                 (CUSIP Number)

                                  Morris Sutton
                           160 Raritan Center Parkway
                                Edison, NJ 08837
                                 (732) 225-8910
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 2004
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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                                  SCHEDULE 13D

========================
CUSIP NO.  784495103                13D
========================

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Morris Sutton
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS (See Instructions)
       OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       USA
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                    7   SOLE VOTING POWER
NUMBER OF               2,529,625
SHARES           ---------------------------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER
OWNED BY
EACH             ---------------------------------------------------------------
REPORT              9   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON           ---------------------------------------------------------------
WITH               10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,529,625
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.6%
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  14   TYPE OF REPORTING PERSON (See Instructions)
       IN
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Item 1.   Security and Issuer

     The title of the class of equity securities to which the statement on
Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock") of ConnectivCorp, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

Item 2.   Identity and Background

     This Schedule 13D is being filed on behalf of Mr. Morris Sutton, a U.S. citizen (the "Reporting Person").

     During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to a Voting Agreement dated as of February 4, 2004 between Morris Sutton and Sarah Sutton, Morris Sutton's daughter, Morris Sutton has the sole power to vote 2,529,625 shares of common stock of the Company held by Sarah Sutton.

Item 4.   Purpose of Transaction

     On February 4, 2004, Morris Sutton entered into a voting agreement with Sarah Sutton, Morris Sutton's daughter, whereby Morris Sutton has the sole power to vote all of the shares of common stock of the Company held by Sarah Sutton. The voting agreement does not restrict Sarah from exercising all other rights of beneficial ownership with respect to the shares.

     Other than as described above, the Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                               Page 3 of 6 pages
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(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) Morris Sutton does not beneficially own shares of common stock of the Company.

(b) Morris Sutton has sole power to vote 2,529,625 shares of common stock of the Company directly owned by Sarah Sutton, his daughter, pursuant to a voting agreement entered into between the parties.

(c) During the sixty (60) days preceding the filing of this Statement, the Reporting Person effected the transaction described in Item 3 of this Statement.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement dated as of February 4, 2004 between Sarah Sutton and Morris Sutton.

                               Page 4 of 6 pages
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Item 7.   Material to be Filed as Exhibits

99.1 Voting Agreement dated February 4, 2004 between Sarah Sutton and Morris Sutton.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       MORRIS SUTTON

                                                       April 5, 2004
                                                       (Date)

                                                       /s/ Morris Sutton
                                                       (Signature)













                               Page 6 of 6 pages